Exhibit 99.1
FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
OCTOBER 28, 2009
LJ INTERNATIONAL INC. ANNOUNCES FINAL
APPROVAL OF CLASS ACTION LAWSUIT SETTLEMENT
HONG KONG, October 28, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported that it has received, as expected, the final approval of its settlement reached earlier this year with the lead plaintiff in a class-action lawsuit filed against the Company in 2007.
The order of final approval of the class action settlement was issued on October 19, 2009 by the U.S. District Court for the Central District of California. The order approves a preliminary settlement between LJI and the lead plaintiff, under which LJI will create a settlement fund of $2 million in cash, to be funded entirely by its insurer. As part of the settlement agreement, all claims alleged in the lawsuit are dismissed with prejudice and LJI is released from liability for all such claims.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
(Forward-looking statements: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements are detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release.)
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